Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2007

Commission File Number: 000-52663

Vecima Networks Inc.

(Translation of registrant’s name into English)

4210 Commerce Circle
Victoria, British Columbia V8Z 6N6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-

Documents Incorporated by Reference

The documents furnished as exhibits to this report on Form 6-K are incorporated by reference in this report.

Forward-Looking Statements

Certain statements in this report may constitute forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this report, such statements are generally identified by the use of such words as “may”, “expect”, “believe”, “plan”, “intend” and other similar terminology. These statements reflect our current expectations regarding future events and operating performance and speak only as of the date of this report. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors including, but not limited to, the factors discussed under “Risk Factors” in our Annual Information Form dated September 27, 2006 available on SEDAR (www.sedar.com), could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based upon what our management believes are reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and we assume no obligation to update or revise them to reflect new events or circumstances.

Exhibit Index

The following documents are furnished with and incorporated by reference in this report:

Exhibit	Description
99.1	News release dated May 14, 2007

99.2	Interim Financial Statements dated May 14, 2007

99.3	Certification of Interim Filings – CEO dated May 14, 2007

99.4	Certification of Interim Filings – CFO dated May 14, 2007

99.5	Management Discussion and Analysis dated May 14, 2007

99.6	News Release dated May 22, 2007

99.7	News Release dated May 22, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECIMA NETWORKS INC.

	By:	/s/ Graham Carrothers
Graham Carrothers
Corporate Counsel and Secretary

Dated: , 2007